August 3, 2009

Mr. Donald P. Lofe, Jr.
Executive Vice President,
Chief Financial Officer and Chief Administrative Officer
The PMI Group, Inc.
3003 Oak Road
Walnut Creek, CA 94597

       Re: The PMI Group, Inc.
               File No. 1-13664

Dear Mr. Lofe:

In a letter dated July 17, 2009, which you provided in response to a June 30, 2009 comment letter from the Division's staff, you request that the staff waive the requirement to provide historical financial statements of FGIC Corporation in any Form 10-K in which FGIC Corporation is not significant, as defined in Rule 3-09 of Regulation S-X, to The PMI Group, Inc.'s historical financial statements for the most recently completed fiscal year, irrespective of whether FGIC is significant to the comparative prior year(s') PMI historical financial statements. You note that PMI impaired its investment in FGIC to $0 in the first quarter of calendar year 2008.

We believe that the tests specified in Rule 3-09(a) of Regulation S-X must be performed as of the end of each year presented in a registrant's financial statements. If significance is met for any year presented, then financial statements for all three years required by Rule 3-01 and 3-02 of Regulation S-X must be presented, but only those years that are significant must be audited. Applied to your investment in FGIC, Rule 3-09 of Regulation S-X requires PMI to include in its December 31, 2008 Form 10-K FGIC financial statements for three years ended December 31, 2008, however such financial statements need only be audited for those years that were significant. However, based on your unique facts and circumstances, namely the full impairment of your investment and the continued losses of FGIC, we will not object if PMI does not amend its 2008 Form 10-K to include the FGIC financial statements required by Rule 3-09 of Regulation S-X. We will also not object if PMI omits the FGIC financial statements from its 2009 Form 10-K provided that FGIC is not significant, as defined in Rule 3-09(a) of Regulation S-X, to either PMI's 2008 or 2009 financial statements. Please note that you would be required to reassess 2008 significance should retroactive changes or corrections to PMI's 2008 financial statements occur.

Mr. Donald P. Lofe, Jr.
Executive Vice President,
Chief Financial Officer and Chief Administrative Officer
The PMI Group, Inc.
August 3, 2009
Page 2

       The positions described above are based solely on the information included in your letter. New or different facts could warrant a different conclusion. If you have any questions regarding this letter, please call me at 202.551.3516.

                                Sincerely,

                                Todd E. Hardiman
                                Associate Chief Accountant